Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free Fund of Kentucky (the "Fund") was held on April 29, 2005. The holders of shares representing 84% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1.     To elect Trustees.

	Number of Votes:

	Trustee				For			Withheld
	Thomas A. Christopher		23,186,916		120,369
	Douglas Dean			23,186,916		120,369
	Diana P. Herrmann			23,160,249		147,035
	Theodore T. Mason			23,141,444		165,840
	Anne J. Mills			23,158,812		148,472
	William J. Nightingale		23,135,910		171,374
	James R. Ramsey			23,157,542		149,743

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

	Number of Votes:

		For			Against		Abstain
		22,987,228		21,613		298,442